UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kranem Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500766 10 0
(CUSIP Number)

1080 O’Brien Drive
Menlo Park, CA 94025
(Address of principal executive offices, including Zip Code)

650.319.6743
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Xalted Holding Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,326,843 shares of Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,326,843 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,843 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35%(1)
14.	TYPE OF REPORTING PERSON OO

(1) A total of 6,648,125 shares of the Issuer’s Common Stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of the date hereof. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act. Any options exercisable within 60 days have been included in the denominator.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is common stock (the "Common Stock") of Kranem Corporation, a corporation organized under the laws of the State of Colorado (the "Issuer"). The Issuer's principal executive office is 1080 O’Brien Drive, Menlo Park, CA 94025.

Item 2. Identity and Background.

(a)-(c) and (f)

The address of the principal business office of the Reporting Person is 1080 O’Brien Drive, Menlo Park, CA 94025. The Reporting Person is a Delaware corporation.

(d) and (e)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this Statement pursuant to the following agreements:

On May 13, 2011, the Reporting Person received 2,326,844 shares of the Issuer’s Common Stock, in exchange for the acquisition by the Issuer of the wholly-owned subsidiary of the Reporting Person, Xalted Networks, Inc. (“Xalted Networks”), pursuant to a Share Exchange Agreement (the “Share Exchange Agreement”), dated as of May 12, 2011, by and among the Issuer, the Reporting Person and Xalted Networks.

Item 4. Purpose of Transaction.

(a)

The Reporting Person acquired the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

(d)

The director of the Issuer immediate prior to the consummation of the transactions under the Share Exchange Agreement, Mr. Stephen K. Smith, resigned as the director, effective on June 4, 2011 and from all offices he held with immediate effect on May 13, 2011. Mr. Michael Grove resigned as the Issuer’s Chief Financial Officer. Mr. Ajay Batheja, Mr. V.R. Ranganath and Mr. Luigi Caramico became the new members of the board. In addition, Mr. Batheja became the Issuer’s Chairman, Chief Executive Office and President. Mr. Edward Miller became the Issuer’s Chief Financial Officer. Mr. Batheja is also the Chief Executive Officer of the Reporting Person.

(f)

Following the consummation of the transactions under the Share Exchange Agreement, the Issuer contemplated to change its business to become the holding company of its subsidiary, Xalted Networks, which is a provider of advanced software solutions that enable companies and public organizations, including governments and law enforcement agencies, to capture, manage and analyze structured and unstructured data to enhance business and operational performance and address security threats.

Except as set forth in this Statement, the Reporting Person has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (b) (c) (e) (g) (h) (i) and (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, the Reporting Person holds 2,326,843 shares of the Issuer’s Common Stock, representing 35% of the outstanding shares of the Issuer’s Common Stock (based on 6,648,125 shares of Common Stock outstanding as of the date hereof). The Reporting Person has sole voting and sole dispositive power over such shares. The Reporting Person is managed by its board of directors, comprised of Ajay Batheja, Bob Kondamoori, Luigi Caramico and VR Ranganath. These directors may be considered as sharing the power to vote and to dispose or direct the disposition of the shares held by the Reporting Person.

(c) Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Share Exchange Agreement, dated May 12, 2011, among the Company, Xalted Networks, Inc. and Xalted Holding Corporation [incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 16, 2011]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2011

XALTED HOLDING CORPORATION

By: /s/ Ajay Batheja
Name: Ajay Batheja
Title: President